Exhibit 99.1

NICE Earns CJIS ACE Compliance Seal for NICE Investigate Solution

Achievement demonstrates NICE's commitment to helping its Law Enforcement customers comply with FBI CJIS Security Policy

Hoboken, N.J. – February 1, 2017 – NICE (Nasdaq:NICE) announced today that NICE has earned the CJIS ACE Compliance Seal from Diverse Computing, Inc. for its NICE Investigate solution. The CJIS ACE Compliance Seal is awarded to agencies and companies that have demonstrated an executive commitment to and have real-world working knowledge of FBI CJIS Security Policy compliance and its criticality to the law enforcement community.

NICE Investigate is the first digital investigation and case management solution created specifically to help law enforcement agencies automate their collection, analysis and sharing of case evidence. It puts evidence into context based on time, sequence and location to help investigators understand the 'who, what, when, where and why' so they can close more cases faster, and facilitate successful prosecutions. Running on the Microsoft Azure Government cloud, NICE Investigate is the industry's most comprehensive, scalable, CJIS-compliant cloud-based solution for managing investigations and digital evidence.

NICE was awarded the CJIS ACE Compliance Seal after completing a rigorous evaluation with Diverse Computing's CJIS ACE (Audit and Compliance Experts). The CJIS ACE Division of Diverse Computing offers the first and only industry-standard process for evaluating CJIS-related products and services to ensure they align with the FBI's CJIS Security Policy (which governs the creation, viewing, modification, transmission, dissemination, and storage of sensitive Criminal Justice Information). During this comprehensive and intensive in-depth CJIS ACE evaluation, Diverse Computing's CJIS Audits Compliance team conducted a 553-point review of NICE Investigate, covering all of the key FBI CJIS policy areas.

"Ensuring compliance with the FBI CJIS Security Policy is an in-depth, comprehensive, and on-going process that requires scrutinizing everything from software design and implementation to physical security and training," said William M. Tatun, Director - CJIS ACE Division, Diverse Computing. "By engaging with Diverse Computing's CJIS ACE Division, NICE has taken the necessary steps to develop an in-depth understanding and implementation of the FBI's CJIS Security Policy requirements. NICE has been awarded the CJIS ACE Compliance Seal indicating that they are 'CJIS Ready,' conveying to current and future clients their commitment to CJIS compliance."

"NICE recognizes that CJIS compliance is a critical requirement for our law enforcement customers, but navigating these requirements can be quite complex," said Christopher Wooten, Executive Vice President, NICE. "We're delighted to have been awarded the CJIS ACE Compliance Seal for NICE Investigate from Diverse Computing's CJIS ACE team who collectively have over 45 years' experience in this area. NICE is fully committed to helping our law enforcement customers achieve CJIS compliance, while improving case closure rates and investigative outcomes."

About Diverse Computing
Diverse Computing, Inc. is a specialty software and consulting company that develops NCIC/CJIS end-user access and message switch applications for federal, state and local criminal justice agencies. The CJIS ACE Division of Diverse Computing addresses CJIS compliance, audit, and business processes of organizations by utilizing nationally recognized experts who were contributors and practitioners of the CJIS Security Policy and its application in the real world. Through comprehensive assessments, mitigation strategies and an extensive knowledge transfer process, CJIS ACE provides the necessary tools for any organization to increase and maintain their knowledge and overall state of CJIS compliance. More info at www.diversecomputing.com/cjis-compliance/.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.